Exhibit 99.1

Merus Labs Provides an Update on German Reimbursement Review

TORONTO, June 3, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") [TSX: MSL, NASDAQ: MSLI], is providing an update on the review of the German Federal Joint Committee (the "G-BA") related to Emselex® (Darifenacin).

Last summer, the Company was informed by the G-BA of a plan to introduce a reimbursement class for anticholinergic-based overactive bladder products for the publicly-funded market in Germany. The Company provided a written submission to the G-BA in August 2014 which set out the Company's case for Emselex®'s superior side-effect profile and improved patient compliance when compared to older, lower priced products in the same category.

A hearing is now scheduled for June 9th, which is an expected part of the detailed G-BA evaluation process. A number of pharmaceutical companies and other stakeholders will attend. Merus Labs will be represented by Mr. Frank Rotmann, the Company's VP & Head of European Operations.

Future updates will be provided as new material information becomes available.  The Company anticipates that a final determination of a possible maximum reimbursement price and the specific products which will be included in the proposed class, will likely not occur during the Company's current fiscal year.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved.  These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs International Inc.

%CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725, Or contact investor relations at: info@meruslabs.com

CO: Merus Labs International Inc.

CNW 16:00e 03-JUN-15